                                         Registration Statement No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              STELMAR SHIPPING LTD.
             (Exact name of registrant as specified in its charter)

          LIBERIA                               4412                          N/A
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)       Classification Code Number)       Identification No.)


         Stelmar Shipping Ltd.                      Seward & Kissel LLP
       Attn: Peter R. Goodfellow               Attention: Gary J. Wolfe, Esq.
             Status Centre                        One Battery Park Plaza
            2A Areos Street                      New York, New York 10004
        Vouliagmeni,, GR, 16671                       (212) 574-1200
            Athens, Greece                   (Name, address and telephone number
       (011)(30) (210) 891-7200                    of agent for service)
 (Name, address and telephone number of
Registrant's principal executive office)

                           --------------------------

                                   Copies to:

         Stelmar Shipping Ltd.                      Gary J. Wolfe, Esq.
       Attn: Peter R. Goodfellow                    Seward & Kissel LLP
             Status Centre                         One Battery Park Plaza
            2A Areos Street                       New York, New York 10004
        Vouliagmeni,, GR, 16671                        (212) 574-1200
             Athens, Greece
       (011)(30) (210) 891-7200

                           --------------------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
 Title of Each Class of                             Proposed Maximum       Proposed Maximum
    Securities to be          Amount to be        Aggregate Price Per     Aggregate Offering          Amount of
       Registered              Registered               Unit (1)               Price (1)        Registration Fee (2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   Common Shares, par            445,622                 $15.54               $6,924,966               $560.23
 value $0.02 per share
          (3)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) The registration fee has been calculated in accordance with Rule 457 (o) under the Securities Act of 1933, as amended.

(3) Being registered hereunder are 445,622 Common Shares that may be offered from time to time by the Selling Shareholders.

--------------------------------------------------------------------------------
       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                  Subject to completion - - dated March 6, 2003


                                 [Stelmar Logo]


                              445,622 Common Shares


                              STELMAR SHIPPING LTD.

       Through this prospectus one or more of our shareholders may periodically offer up to 445,622 of our common shares. We have issued the common shares to the selling shareholders as a portion of the consideration for the agreement to sell to us on their delivery, six Handymax tankers currently under construction in South Korea.

       The prices of the common shares that our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

       We will not receive any of the proceeds from the sale of any common shares offered by the selling shareholders. We will bear all of the costs relating to the registration of the common shares for resale by the selling shareholders, which we estimate to be approximately $55,560.

       Our common shares are currently listed on the New York Stock Exchange under the symbol "SJH".

       These securities may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

       AN INVESTMENT IN OUR COMMON SHARES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is March      , 2003

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS PERMITTED.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................3
RISK FACTORS.................................................................6
FORWARD LOOKING STATEMENTS..................................................15
SELLING SHAREHOLDERS........................................................16
CAPITALIZATION..............................................................17
USE OF PROCEEDS.............................................................17
PLAN OF DISTRIBUTION........................................................17
ENFORCEMENT OF CIVIL LIABILITIES............................................18
DESCRIPTION OF CAPITAL STOCK................................................19
EXPENSES....................................................................20
LEGAL MATTERS...............................................................20
EXPERTS.....................................................................20
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................................20

In this prospectus, "we", "us" and "our" all refer to Stelmar Shipping Ltd. and its subsidiaries.


                               PROSPECTUS SUMMARY

       THIS SECTION SUMMARIZES SOME OF THE INFORMATION THAT IS CONTAINED IN OTHER DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS AN INVESTOR OR PROSPECTIVE INVESTOR, YOU SHOULD REVIEW CAREFULLY THE RISK FACTORS AND THE MORE DETAILED INFORMATION CONTAINED IN SUCH OTHER DOCUMENTS.

       WE USE THE TERM DEADWEIGHT, OR DWT, IN DESCRIBING THE SIZE OF TANKER VESSELS. DWT, EXPRESSED IN METRIC TONS EACH OF WHICH IS EQUIVALENT TO 1000 KILOGRAMS, REFERS TO THE MAXIMUM WEIGHT OF CARGO AND SUPPLIES THAT A TANKER CAN CARRY.

                                   OUR COMPANY

       We are Stelmar Shipping Ltd., an international tanker company. We are developing our fleet with a primary focus on:

       o Handymax tankers, which primarily transport refined petroleum products; and

       o      Panamax tankers, which primarily transport crude oil.

       We presently own and operate our current fleet of 31 tankers with a total cargo carrying capacity of approximately 1.8 million dwt, which includes:

       o      19 Handymax tankers,

       o      8 Panamax tankers, and

       o      4 Aframax tankers

       In addition, we have contracted for the construction of five Panamax tankers with Daewoo shipyards in South Korea which are scheduled to be delivered during the period from November 2003 through July 2004. The total contract cost is $153.8 million.

       We have also agreed to purchase six high specification double-hull Handymax newbuildings being constructed for privately owned Greek shipping interests. These new vessels will be delivered between December 2003 and September 2004 at a total contract price of approximately $173.2 million.

       We own one of the world's youngest and, due to the highly fragmented market, largest, Handymax and Panamax tanker fleets. We have consistently operated profitably since 1995, despite the highly cyclical nature of the tanker industry.

       Since our inception, we have pursued a program of growth through the purchase of newly constructed and modern secondhand small-to-medium-sized tankers, with an increasing recent focus on Handymax and Panamax tankers. Over the past four years, we have expanded the size and carrying capacity of our current fleet from 826,501 dwt to 1,762,299 dwt, and the average age of our current fleet by dwt as of December, 2002 was approximately 7 years, as compared to approximately 13 years for the world tanker fleet. With the addition of the five newly-built Panamax tankers and the six Handymax newbuildings currently under construction, the total cargo carrying capacity of our fleet will increase to 2.4 million dwt and the average age of our total fleet by dwt at the completion of delivery will be 6 years.

       We believe we have established a reputation in the international tanker industry for maintaining a fleet with high standards of performance, reliability and safety. We have conducted business with substantially all of the major oil companies, such as ExxonMobil, Shell International Petroleum Company, BP Amoco plc and Chevron Texaco, Corp. These companies have previously vetted and chartered our vessels, and we believe that our vessels will continue to qualify for future service with these companies. Our current customers include oil traders and oil companies such as Vitol, Glencore International AG, SK Shipping, PDVSA, the Venezuelan national oil company, Citgo, ExxonMobil, and Famm, a commercial arm of Chevron Texaco Corp. In 2002, we derived approximately 22 % of our revenues from the following charterers:

       o      Adam Maritime Corporation, a subsidiary of Glencore International
              AG; and

       o      ST Shipping, a company related with Adam Maritime Corporation.

       We have historically achieved consistent cash flows and high utilization rates by chartering most of our tankers for fixed periods of time under time charters, ranging from one to seven years. We also stage our time charters so that they expire at different times in order to mitigate the effects of the cyclical tanker charter market. We generated approximately 94.7% of our net revenues in 2002 from time charters. Our two newest Panamax tankers which were delivered during the second quarter of 2002 are already operating under five-year time charters.

       We also trade in the spot market in order to take advantage of potential market opportunities, to maintain a constant presence in the market and to strategically monitor market trends. As we expand our fleet of tankers, we intend to manage the balance of time and spot charters so as to maintain consistent cash flows thereby allowing us to take advantage of market opportunities in a highly cyclical business. When we trade in the spot market, we generally use brokers to arrange individual voyage charters for our vessels at rates determined by the market.

                                    STRATEGY

       The following characterize the international tanker industry:

       o      high fragmentation among vessel owners;

       o significant volatility resulting in part from OPEC members' production fluctuations;

       o increasing international emphasis on environmental safety in oil tanker operations; and

       o      an aging world tanker fleet.

       We believe that our business strategy of owning and operating a large-modern fleet of Handymax tankers, or tankers between 30,000 and 50,000 dwt, and Panamax tankers, or tankers between 50,000 and 80,000 dwt, offers us favorable business opportunities in the tanker industry. In our view, most charterers of oil tankers prefer to employ newer vessels and are willing to pay higher charter rates for them, primarily due to safety and environmental concerns. Handymax and Panamax tanker rates have also been subject to less volatility than rates for larger tankers. Finally, by owning a relatively large tanker fleet, we believe we can realize savings associated with economies of scale.

       We believe we can maximize operating cash flow and return on our investments through a six-part strategy:

o OPERATE A MODERN, WELL-MAINTAINED FLEET. We believe that we operate one of the world's most modern and well-maintained Handymax and Panamax tanker fleets. We intend to continue to operate a young fleet through selective acquisitions of newly-built and modern, high quality, secondhand Handymax and Panamax tankers and by considering disposal of our older vessels and employing a rigorous maintenance program.

o OPERATE A SIGNIFICANT FLEET IN SELECTED MARKETS. We focus on Handymax tankers that primarily carry refined oil products and Panamax crude oil tankers because rates for those tankers have historically been less volatile than rates for larger tankers. Due to the highly fragmented market, our current fleet of 19 Handymax tankers and 8 Panamax tankers constitutes one of the world's largest modern Handymax and Panamax tanker fleets. The 6 Handymax and 5 Panamax newbuildings will add to that fleet when they are delivered.

o CAPITALIZE ON OUR ESTABLISHED REPUTATION FOR HIGH OPERATING STANDARDS. We believe that charterers consider factors other than cost when chartering a vessel, including the vessel manager's reputation. We believe that we have established a reputation in the international tanker industry for maintaining high standards of performance, reliability and safety. This will aid us in establishing relationships with charterers who are concerned with reputation and safety records when chartering vessels.

o ACHIEVE HIGH UTILIZATION RATES THROUGH EMPHASIS ON TIME CHARTERS. By emphasizing time charters, we aim to minimize downtime and attempt to maintain consistent cash flows in a cyclical industry. We believe that operating Handymax and Panamax tankers offers us greater opportunities for period employment.

o MAINTAIN LOW-COST, HIGHLY EFFICIENT OPERATIONS. We believe we are a cost-efficient and reliable international tanker operator because of the strength of our management team. It is our objective to reduce operating costs through constant evaluation of each vessel's performance and concurrent adjustment of operating and chartering procedures to maximize each vessel's profitability.

o CONTINUE LONG-TERM RELATIONSHIPS WITH MAJOR END USERS. We have actively developed and maintained relationships with major private oil companies, oil traders and state owned oil companies. As part of a continuous dialogue, we make in-person presentations to these major end-users, maintain ongoing telephonic and electronic contact and encourage frequent on-site visits.

                               CORPORATE STRUCTURE

       We own each of our vessels through separate wholly-owned subsidiaries incorporated in Liberia or the British Virgin Islands. Stelmar Tankers (Management) Ltd., our wholly-owned subsidiary incorporated in Liberia, acts as technical manager for the fleet, providing services such as managing day-to-day vessel operations and supervising the crewing, supplying and drydocking of vessels. Stelmar Tankers (U.K.) Ltd., our wholly-owned subsidiary incorporated and headquartered in the United Kingdom, provides commercial management services, including identifying suitable vessel charter opportunities, vessel acquisitions and sales.

       We are incorporated under the laws of the Republic of Liberia. We maintain our principal executive offices at Status Center, 2A Areos Street, Vouliagmeni GR 16671, Athens, Greece. Our telephone number at that address is 011-30-210-891-7200.

                                  RISK FACTORS

       The following risk factors and other information included in this prospectus should be carefully considered before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our common stock could decline.

INDUSTRY SPECIFIC RISK FACTORS

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE CHANGES IN CHARTER RATES AND VESSEL VALUES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

       If the tanker market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

       The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

       o      demand for oil and oil products;

       o      global and regional economic conditions;

       o      the distance oil and oil products are to be moved by sea; and

       o      changes in seaborne and other transportation patterns.

       The factors that influence the supply of tanker capacity include:

       o      the number of newbuilding deliveries;

       o      the scrapping rate of older vessels; and

       o      the number of vessels that are out of service.

IF WE VIOLATE ENVIRONMENTAL LAWS OR REGULATIONS, THE RESULTING LIABILITY MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION

       Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

       For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

       The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

       U.S. law, the law in many of the nations in which we operate, and international treaties and conventions that impact our operations also establish strict rules governing vessel safety and structure, training, inspections, financial assurance for potential cleanup liability and other matters. These requirements can limit our ability to operate, and substantially increase our operating costs. The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have initiated similar phase-out periods and the European Commission has approved a timetable for a general ban on single-hull oil tankers. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. One of our vessels will be prohibited from trading in U.S. waters on January 1, 2010, and eight of our vessels will be prohibited from trading in U.S. waters on January 1, 2015.

       These requirements can affect the resale value or useful lives of our vessels. As a result of accidents such as the recent oil spill relating to the loss of the m.t. PRESTIGE, a 26-year old single-hull tanker owned by a company not affiliated with us, we believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release from one of our vessels could have a material adverse impact on our financial condition and results of operations.

BECAUSE THE MARKET VALUE OF OUR VESSELS MAY FLUCTUATE SIGNIFICANTLY, WE MAY INCUR LOSSES WHEN WE SELL VESSELS WHICH MAY ADVERSELY AFFECT OUR EARNINGS

       The carrying amount of our vessels on our financial statements does not necessarily reflect their fair market value, which can fluctuate significantly. The fair market value of tankers may increase and decrease depending on the following factors:

       o general economic and market conditions affecting the tanker industry;

       o      competition from other shipping companies;

       o      types and sizes of vessels;

       o      other modes of transportation;

       o      cost of newbuildings;

       o governmental or other regulations including required phase-outs of non-double hull tankers;

       o      prevailing level of charter rates; and

       o      technological advances.

       When each of our tankers reach 15 years of age we consider carefully the future ownership life of these vessels. Factors considered are the condition and future tradability of the vessels as well as the capital investment needed to continue to operate and maintain the vessels to the highest industry standards. After taking these factors into account, we did not sell three of our tankers that reached 15 years of age over the past year. An additional eight tankers in our current fleet will reach 15 years of age in the next two years. If we determine at any time that a vessel's future limited useful life and earnings requires us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. If for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

COMPANY SPECIFIC RISK FACTORS

A DECLINE IN THE MARKET VALUE OF OUR VESSELS COULD LEAD TO A DEFAULT UNDER OUR LOAN AGREEMENTS AND THE LOSS OF OUR VESSELS

       If the market value of our fleet declines, we may not be able to refinance our debt or obtain future financing. Also, declining vessel values could cause us to breach some of the covenants under our financing agreements. If we are unable to pledge additional collateral, or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our fleet.

SERVICING OUR DEBT LIMITS FUNDS AVAILABLE FOR OTHER PURPOSES AND IF WE CANNOT SERVICE OUR DEBT, WE MAY LOSE OUR TANKERS

       We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes. As of December 31, 2002, we had total indebtedness of $488.6 million and a ratio of indebtedness to total capital of 61%. As we expand our fleet, we will need to incur additional indebtedness. Our inability to service our debt could lead to acceleration of our debt and the foreclosure of our fleet.

OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY LIMIT OUR LIQUIDITY AND CORPORATE ACTIVITIES AND PREVENT PROPER SERVICE OF DEBT, WHICH COULD RESULT IN THE LOSS OF OUR TANKERS

       Our loan agreements impose significant operating and financial restrictions on us. These restrictions may limit our ability to:

       o      incur additional indebtedness;

       o      create liens on our assets;

       o      sell capital stock of our subsidiaries;

       o      make investments;

       o      engage in mergers or acquisitions;

       o      pay dividends and make capital expenditures;

       o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

       o      sell our vessels.

       Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

OUR EARNINGS MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY EMPLOY OUR TANKERS ON LONG-TERM TIME CHARTERS OR USE THEM PROFITABLY ON THE SPOT MARKET

       We seek to deploy our tankers both on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2002, 27 of the 31 tankers in our current fleet are contractually committed to time charters, with the remaining terms of these charters ranging from three months to four and a half years. Ten of the tankers in our total fleet completed their current time charters during 2002. In terms of net operating days, 78% and 37% of our fleet's capacity are covered by time charters for 2003 and 2004, respectively. While the spot market for tankers has recently improved, if market rates drop to previous lower levels, that could substantially adversely affect our earnings as vessels complete their current time charters. If we cannot recharter our vessels successfully on long-term time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. In addition, although our time charters provide steady streams of revenue, our tankers committed to time charters may not be available for spot voyages during an eventual upswing in the tanker industry cycle, when spot voyages might be more profitable.

IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET, WE MAY NOT BE ABLE TO COMPETE FOR CHARTERS WITH NEW ENTRANTS OR ESTABLISHED COMPANIES WITH GREATER RESOURCES

       We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets.

WE DEPEND UPON A FEW SIGNIFICANT CUSTOMERS FOR A LARGE PART OF OUR REVENUES. THE LOSS OF ONE OR MORE OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

       We have historically derived a significant part of our revenue from a small number of charterers. During 2002, approximately 22% of our revenue derived from two charterers and in 2001, approximately 46% of our revenue for our fleet derived from three charterers. Seven of the tankers in our current fleet operate under time charters with Adam Maritime Corporation, a subsidiary of Glencore International AG, which provided 17.4% of our revenue in 2002 and ST Shipping, a company related to Adam Maritime Corporation, which provided 4.8%. The occurrence of any problems with these charterers may adversely affect our revenues.

AS WE EXPAND OUR BUSINESS, WE WILL NEED TO HIRE MORE SEAFARERS AND SHORESIDE PERSONNEL; IF WE CANNOT RECRUIT SUITABLE EMPLOYEES, WE MAY NOT HAVE ENOUGH PERSONNEL TO CONDUCT OUR OPERATIONS

       As we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. Our crewing agent supplies our senior officers and crewmen, all of whom are from the Philippines. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees. If our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels and our operations may be adversely affected.

IF WE FAIL TO MANAGE OUR PLANNED GROWTH PROPERLY, WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR MARKET SHARE

       From 2001 to 2002, we more than doubled the number of vessels in our fleet. During 2002, we received delivery of six Panamax newbuildings and three modern Handymax tankers. Our fleet expansion will continue with the purchase of the five Panamax tanker newbuildings under construction in South Korea, which are scheduled to be delivered during the period from November 2003 through July 2004, as well as the purchase of the six Handymax newbuildings which are scheduled to be delivered between December 2003 and September 2004. In addition to depending on our ability to procure funding, our growth will also depend on our ability to:

       o      identify and consummate acquisitions or joint ventures;

       o integrate any acquired business successfully with our existing operations;

       o      identify new markets;

       o      manage expansion; and

       o      obtain required financing.

       Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to execute the points noted above, our financial condition may be adversely affected.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT PERSONNEL AND OTHER EMPLOYEES IN THE TANKER INDUSTRY, WHICH MAY NEGATIVELY AFFECT THE EFFECTIVENESS OF OUR MANAGEMENT AND OUR RESULTS OF OPERATIONS

       Our success depends to a significant extent upon the abilities and efforts of our management team. Most of our senior executives have each been with us for over seven years and have significant industry experience. We do not currently have long term employment contracts with any of our senior executives, including Peter Goodfellow, our Chief Executive Officer, Stamatis Molaris, our Chief Financial Officer, Kostas Manoudakis, our Technical Manager, and George Dienis, our Operations Manager. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

BECAUSE MOST OF OUR EMPLOYEES ARE COVERED BY INDUSTRY-WIDE COLLECTIVE BARGAINING AGREEMENTS, FAILURE OF INDUSTRY GROUPS TO RENEW THOSE AGREEMENTS MAY DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR EARNINGS

       We employ approximately 900 seafarers and 63 land-based employees in the Athens and London offices. The employees in Athens are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

OUR VESSELS MAY SUFFER DAMAGE AND WE MAY FACE UNEXPECTED DRYDOCKING COSTS WHICH COULD AFFECT OUR CASH FLOW AND FINANCIAL CONDITION

       If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

PURCHASING AND OPERATING SECONDHAND VESSELS MAY RESULT IN INCREASED OPERATING COSTS WHICH COULD ADVERSELY AFFECT OUR EARNINGS

       We have vessels constructed for us directly by builders and also purchase secondhand vessels from other owners. Our current business strategy includes additional growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year.

       In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2002, our fleet included 11 vessels more than 10 years of age. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

         Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal at least their net carrying amount at that time.

RISKS INVOLVED WITH OPERATING OCEAN GOING VESSELS COULD AFFECT OUR BUSINESS AND REPUTATION, WHICH WOULD ADVERSELY AFFECT OUR REVENUES AND STOCK PRICE

       The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

       o      marine disaster;

       o      piracy;

       o      environmental accidents;

       o      cargo and property losses or damage; and

       o business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

       Any of these circumstances or events could increase our costs or lower our revenues. For instance, in Venezuela, an oil industry strike has lessened the flow of oil to the United States and, therefore, the demand for oil on that route. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

WE MAY NOT HAVE ADEQUATE INSURANCE TO COMPENSATE US IF WE LOSE OUR TANKERS

       We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We do not carry insurance against loss of hire, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

MARITIME CLAIMANTS COULD ARREST OUR TANKERS, WHICH COULD INTERRUPT OUR CASH FLOW

       Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay a lot of money to have the arrest lifted.

       In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD OF WAR OR EMERGENCY, RESULTING IN LOSS OF EARNINGS

       A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

OUR OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO GLOBAL RISKS THAT MAY INTERFERE WITH THE OPERATION OF OUR VESSELS

       We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the VLCC LIMBURG was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

TERRORIST ATTACKS, SUCH AS THE SEPTEMBER 11 TERRORIST ATTACKS, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE FINANCIAL MARKETS AND OUR BUSINESS, RESULTS OF OPERATION AND FINANCIAL CONDITION

       As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the prices of securities. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all to finance our acquisitions, capital expenditures or our working capital.

       Terrorist attacks may negatively affect our operations and financial condition. For example, the terrorist attack on the VLCC LIMBURG in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. There can be no assurance that there will not be terrorist attacks or armed conflicts that may directly impact our vessels or our customers, clients or partners. Terrorist attacks could result in the increased volatility of the U.S. and world financial markets and economies. They could result in an economic recession in the U.S. or world financial markets. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

EXISTING SHAREHOLDERS, WHO HOLD APPROXIMATELY 28% OF OUR COMMON STOCK, CAN EXERT CONSIDERABLE CONTROL OVER US, WHICH MAY LIMIT YOUR ABILITY TO INFLUENCE OUR ACTIONS

       Our former chairman, Stelios Haji-Ioannou, his brother, Polys Haji-Ioannou, and his sister, Clelia Haji-Ioannou, own, directly or indirectly, approximately 28% of our outstanding shares of common stock. While they have no agreement, arrangement or understanding relating to the voting of their shares of common stock, they may have the effective power to elect all of the members of the board of directors and to control the vote on substantially all other matters, including significant corporate actions, without the approval of other stockholders, including you.

WE MAY HAVE TO PAY TAX ON UNITED STATES SOURCE INCOME, WHICH WOULD REDUCE OUR EARNINGS

       Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross or net shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for U.S. tax return reporting purposes. However, there are several risks that could cause us to become taxed on our U.S. source income. Our former chairman, Stelios Haji-Ioannou, and his brother and sister have combined holdings of approximately 28% of our outstanding stock. There is a risk that we could no longer qualify under the statutory tax exemption if these individuals or other shareholders with a five percent or greater interest were to combine to own 50% or more of our outstanding shares of common stock. In addition, due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

       If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income these companies derive during the year from United States sources. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

IF U.S. TAX AUTHORITIES WERE TO TREAT US AS A "PASSIVE FOREIGN INVESTMENT COMPANY," THAT COULD HAVE ADVERSE CONSEQUENCES ON U.S. HOLDERS

       A foreign corporation will be treated as a "passive foreign investment company" for U.S. Federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income", or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." Those holders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would be subject to a special adverse U.S. Federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company.

       Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant U.S. Federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income," and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

BECAUSE WE GENERATE ALL OF OUR REVENUES IN U.S. DOLLARS BUT INCUR A SIGNIFICANT PORTION OF OUR EXPENSES IN OTHER CURRENCIES, EXCHANGE RATE FLUCTUATIONS COULD HURT OUR RESULTS OF OPERATIONS

       We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our revenues. We do not hedge these risks. Our operations could suffer as a result.

INTEREST RATE FLUCTUATIONS MAY SIGNIFICANTLY AFFECT OUR LOAN PAYMENTS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

       At December 31, 2002, a significant portion of our loans bore interest at floating rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders. As of December 31, 2002, we have interest rate cap and swap agreements expiring between 2005 and 2006 for approximately 25.5% of the then outstanding principal amounts of our loans that may mitigate some of this exposure.

BECAUSE WE ARE A FOREIGN CORPORATION, YOU MAY NOT HAVE THE SAME RIGHTS THAT A SHAREHOLDER IN A U.S. CORPORATION MAY HAVE

       We are a Liberian corporation. Our articles of incorporation and bylaws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

                           FORWARD LOOKING STATEMENTS

       Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

       We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

       The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

       In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of oil tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission and the New York Stock Exchange.

                              SELLING SHAREHOLDERS

       The following table describes our shareholders that have requested to be included in this prospectus.

                                    Shares Owned Prior        Shares Offered    % of Existing    Shares Owned
                                    To this Offering(1)       for Sale          Equity Capital   After This Offering
                                    -------------------------------------------------------------------------------
Selling Shareholders
--------------------

Polar Light SA                         148,541                   148,541             0.9%               0
Edificio Torre Swiss Bank
Apartado Postal 1824
Panama 1
Republic of Panama

Broad Holdings SA                      297,081                   297,081             1.8%               0
Banco Continental Building
20th Floor
50th and Aquilino De La Guardia Street
PO Box 6188
Panama 5
Republic of Panama

-----------
(1) The Common Shares being offered by the Selling Shareholders were issued by the Company to the Selling Shareholders as partial compensation for the agreement to sell to us on their delivery, the six Handymax tankers currently under construction in South Korea.

                                 CAPITALIZATION

                                                       AS OF JANUARY 31, 2003
                                                       ----------------------
                                                                ACTUAL
                                                       (DOLLARS IN THOUSANDS)

       Debt:
         Current portion of long-term debt                      $74,758

         Total long-term debt, net of current portion           410,151
                                                                -------

              Total debt                                        484,909

       Stockholder's equity:
         Preferred stock, $0.01 par value;                            0
         20,000,000 shares authorized, none issued

         Common stock, $0.02 par value;
         25,000,000 shares authorized,
         16,819,750 issued                                          336

         Additional paid-in capital                             215,635

         Warrants and options                                         0

         Accumulated other comprehensive
         income (loss)                                          (7,940)

         Retained earnings                                      104,117
                                                                -------

              Total Stockholder's equity                        312,148
                                                                -------

              Total Capitalization                             $797,057
                                                               ========


                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of any common shares by the selling shareholders.

                              PLAN OF DISTRIBUTION

       We are registering the securities covered by this prospectus for the selling shareholders.

       The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the common shares on The New York Stock Exchange, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

       The selling shareholders may sell some or all of our common shares included in this Registration Statement through:

       o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

       o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

       o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

       The selling shareholders may enter into hedging transactions with respect to our common shares. For example, the selling shareholders may:

       o enter into transactions involving short sales of the common shares by broker-dealers;

       o sell common shares short themselves and deliver the shares to close out short positions;

       o enter into option or other types of transactions that require the selling shareholders to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

       o loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

       The selling shareholders and any broker-dealers or other persons acting on the behalf of parties that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. As of the date of this prospectus, we are not a party, nor are we aware that the selling shareholders are a party to any agreement, arrangement or understanding between any broker or dealer and the selling shareholders or us with respect to the offer or sale of the shares pursuant to this prospectus.

       At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholders or us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

       We will bear costs relating to all of the securities being registered under this Registration Statement, other than underwriters' discounts, commissions and transfer taxes accrued for common shares sold for the account of the selling shareholders.

       The selling shareholders may also sell our securities pursuant to Rule 144 promulgated under the Securities Act.

                        ENFORCEMENT OF CIVIL LIABILITIES

       We are a Liberian company, and our executive offices and administrative activities and assets, as well as those of certain of the experts named in this prospectus, are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or those persons or to enforce both in the United States and outside the United States judgments against us or those persons obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, our directors and officers are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on those persons or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our legal counsel, Seward & Kissel LLP, that there is uncertainty as to whether the courts of Liberia would (i) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Liberian courts against us or such persons predicated upon the federal securities laws of the United States.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

       Under our articles of incorporation, our authorized capital stock consists of 25 million shares of common stock, par value $0.02 per share, of which 16,819,750 are issued and outstanding, and 20 million shares of preferred stock, par value $0.01 per share, of which none are issued and outstanding. All of our shares are in registered form.

SHARE HISTORY

       We issued 40,000 shares of common stock, par value $1,000 per share on March 28, 1997. On April 17, 2000, we amended the articles of incorporation to issue 20 million shares of common stock and 20 million shares of preferred stock, and changed the par value to $.01 per share for both classes of stock. On April 17, 2000, we issued 3,900,000 shares of our common stock to Stelshi Holding Ltd., 1,800,000 shares of our common stock to Stelchi Holding Ltd. and 1,800,000 shares of our common stock to Stelphi Holding Ltd. We also reduced our stated capital from $40 million to $400,000, with all shareholders' equity above $400,000 being assigned to surplus. On December 31, 1999, we issued 149,500 shares to our directors and employees. On February 27, 2001, we effectuated a one-for-two reverse stock split, raised the par value of our common stock to $.02 per share, and increased our authorized common stock to 25 million shares. In April 2002, we completed a follow-on offering for the issuance of an additional 4,945,000 shares of our common stock, at $13.23 per share, through a syndicate of underwriters. The total proceeds from the offering before expenses were approximately $65,422,350.

COMMON STOCK

       As of the date of this prospectus, we have 16,819,750 shares of common stock outstanding. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any or our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

       Our common stock is listed on the New York Stock Exchange under the symbol "SJH."

PREFERRED STOCK

       The board of directors has the authority to issue 20 million shares of preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Stelmar Shipping Ltd. without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of shares of common stock. We have no present plans to issue any shares of preferred stock.

                                    EXPENSES

       The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

            SEC registration fee                       $560
            Printing and engraving expenses         $10,000
            Legal fees and expenses                 $40,000
            NYSE Listing Fee                              -
            Accounting fees and expenses                  -
            Miscellaneous                            $5,000
                                                    -------

            Total                                   $55,560
                                                    =======


                                  LEGAL MATTERS

       The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Liberian law.

                                     EXPERTS

       The financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 2, 2002, have been audited by Arthur Andersen, independent accountants, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Arthur Andersen has not consented to the incorporation by reference in this prospectus of their report. We have not filed their consent in reliance on Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein. Therefore, your right of recovery under that section may be limited as a result of the lack of consent. The financial statements referred to above are incorporated by reference into this document in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

GOVERNMENT FILINGS

       We file annual and special reports within the Securities and Exchange Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2001, filed with the SEC on April 2, 2002, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. We also incorporate by reference the reports of our 2002 first, second and third quarter results, filed with the SEC on October 29, 2002, August 23, 2002 and December 10, 2002, respectively, on Forms 6-K, which contain unaudited consolidated financial statements for the three most recent quarters for which those statements have been filed. Additionally, we incorporate by reference any future filings we will make with the SEC under the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference into this prospectus, until we file a post-effective amendment indicating that the offering of securities made by this prospectus has been completed.

       You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

                  Stelmar Shipping Ltd.
                  Status Center
                  2A Areos Street
                  Vouliagmeni GR 16671
                  Athens
                  Greece
                  011-(30)-210-891-7200
                  http://www.stelmar.com

INFORMATION PROVIDED BY THE COMPANY

       We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                             -----------------------


ITEM 8.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The By-Laws of the Registrant provide that:

              (i) any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 6.13 of the Business Corporation Act of 1976 of the Republic of Liberia, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had to reasonable cause to believe his conduct was unlawful.

       Section 6.13 of the Liberian Business Corporation Act provides as follows:

              Indemnification of directors and officers.

              (1) ACTIONS NOT BY OR IN RIGHT OF THE CORPORATION. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

              (2) ACTIONS BY OR IN RIGHT OF THE CORPORATION. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or nor opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

              (3) WHEN DIRECTOR OR OFFICER SUCCESSFUL. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 or 2, or in the defense of a claim, issued or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

              (4) PAYMENT OF EXPENSES IN ADVANCE. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final deposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

              (5) INSURANCE. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

              (6) OTHER RIGHTS OF INDEMNIFICATION UNAFFECTED. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

              (7) CONTINUATION OF INDEMNIFICATION. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administration of such persons.


ITEM 9.  EXHIBITS

         Exhibit Number                      Description
         --------------                      -----------

              4.1 Share certificate (Incorporated by reference to Exhibit 4 to the Company's registration statement on Form F-1 (SEC Registration No. 333-13128))

              5.1 Opinion of Seward & Kissel LLP, United States and Liberian counsel to Stelmar Shipping, Ltd. (the "Company")

              23.1          Consent of Seward & Kissel LLP (included in Exhibit
                            5.1)

              23.2          Statement Regarding Consent of Arthur Andersen

               24           Power of Attorney (contained in signature page)


ITEM 10.  UNDERTAKINGS.

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
              Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

       (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
              1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
              Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, country of Greece on March 6, 2003.

                                        STELMAR SHIPPING LTD.

                                        By: /s/ Peter R. Goodfellow
                                            ------------------------------------
                                        Name:  Peter R. Goodfellow
                                        Title: Chief Executive Officer

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter Goodfellow, Stamatis Molaris, Gary J. Wolfe and Robert E. Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on March 6, 2003 in the capacities indicated.

       Signature                                   Title
       ---------                                   -----

/s/ Nicholas Hartley           Director and Chairman of the Board of Directors
--------------------------
Nicholas Hartley


/s/ Peter R. Goodfellow        Chief Executive Officer, President and Director
--------------------------
Peter R. Goodfellow


/s/ Stamatis Molaris           Director and Chief Financial Officer
--------------------------
Stamatis Molaris


/s/ Roger Haynes               Director
--------------------------
Roger Haynes


/s/ George Karageorgiou        Director
--------------------------
George Karageorgiou


/s/ Thomas N. Amonett          Director
--------------------------
Thomas N. Amonett


/s/ Terence A. Coghlin         Director
--------------------------
Terence A. Coghlin

                            Authorized Representative

       Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Stelmar Shipping Ltd., has signed this registration statement in the City of Newark, State of Delaware, on March 6, 2003.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi
    -------------------------------
Name:  Donald J. Puglisi
Title: Managing Director

                                  DESCRIPTION

     Exhibits
       Filed
     Herewith                        Description of Exhibits
     --------                        -----------------------

        4.1 Share Certificate (Incorporated by reference to Exhibit 4 to the Company's registration statement on Form F-1 (SEC Registration No. 333-13128))

        5.1 Opinion of Seward & Kissel LLP, United States and Liberian counsel to Stelmar Shipping Ltd.

       23.1          Consent of Seward & Kissel (included in Exhibit 5.1)

       23.2          Statement Regarding Consent of Arthur Andersen

        24           Power of Attorney (contained on signature page)